
UNITED STATES BANKRUPTCY COURT

DISTRICT OF   DELAWARE


In Re. PLx Pharma Winddown Corp.	§	Case No. 23-10456
	§	
	§	Lead Case No. 23-10456
Debtor(s)	§	

☒ Jointly Administered

Monthly Operating Report

Chapter 11

Reporting Period Ended: 06/30/2023   Petition Date: 04/13/2023

Months Pending: 3   Industry Classification: 3 2 5 4

Reporting Method: Accrual Basis ◉   Cash Basis ○

Debtor's Full-Time Employees (current):   0

Debtor's Full-Time Employees (as of date of order for relief):   0

Supporting Documentation (check all that are attached):

(For jointly administered debtors, any required schedules must be provided on a non-consolidated basis for each debtor)

☒   Statement of cash receipts and disbursements
☒   Balance sheet containing the summary and detail of the assets, liabilities and equity (net worth) or deficit
☒   Statement of operations (profit or loss statement)
☐   Accounts receivable aging
☐   Postpetition liabilities aging
☐   Statement of capital assets
☐   Schedule of payments to professionals
☐   Schedule of payments to insiders
☐   All bank statements and bank reconciliations for the reporting period
☐   Description of the assets sold or transferred and the terms of the sale or transfer

/s/ Shane M. Reil   Shane M. Reil
Signature of Responsible Party   Printed Name of Responsible Party

07/20/2023
Date

                                        1000 North King Street, Wilmington, DE 19801
                                        Address

STATEMENT: This Periodic Report is associated with an open bankruptcy case; therefore, Paperwork Reduction Act exemption 5 C.F.R. § 1320.4(a)(2) applies.

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

Part 1: Cash Receipts and Disbursements	Current Month	Cumulative
a. Cash balance beginning of month	$0	
b. Total receipts (net of transfers between accounts)	$0	$0
c. Total disbursements (net of transfers between accounts)	$0	$0
d. Cash balance end of month (a+b-c)	$0	
e. Disbursements made by third party for the benefit of the estate	$0	$0
f. Total disbursements for quarterly fee calculation (c+e)	$0	$0

Part 2: Asset and Liability Status (Not generally applicable to Individual Debtors. See Instructions.)	Current Month
a. Accounts receivable (total net of allowance)	$0
b. Accounts receivable over 90 days outstanding (net of allowance)	$0
c. Inventory (Book ⦿ Market ◯ Other ◯ (attach explanation))	$0
d Total current assets	$0
e. Total assets	$0
f. Postpetition payables (excluding taxes)	$0
g. Postpetition payables past due (excluding taxes)	$0
h. Postpetition taxes payable	$0
i. Postpetition taxes past due	$0
j. Total postpetition debt (f+h)	$0
k. Prepetition secured debt	$0
l. Prepetition priority debt	$0
m. Prepetition unsecured debt	$0
n. Total liabilities (debt) (j+k+l+m)	$0
o. Ending equity/net worth (e-n)	$0

Part 3: Assets Sold or Transferred	Current Month	Cumulative
a. Total cash sales price for assets sold/transferred outside the ordinary course of business	$0	$0
b. Total payments to third parties incident to assets being sold/transferred outside the ordinary course of business	$0	$0
c. Net cash proceeds from assets sold/transferred outside the ordinary course of business (a-b)	$0	$0

Part 4: Income Statement (Statement of Operations) (Not generally applicable to Individual Debtors. See Instructions.)	Current Month	Cumulative
a. Gross income/sales (net of returns and allowances)	$0	
b. Cost of goods sold (inclusive of depreciation, if applicable)	$0	
c. Gross profit (a-b)	$0	
d. Selling expenses	$0	
e. General and administrative expenses	$0	
f. Other expenses	$0	
g. Depreciation and/or amortization (not included in 4b)	$0	
h. Interest	$0	
i. Taxes (local, state, and federal)	$0	
j. Reorganization items	$0	
k. Profit (loss)	$0	$0

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

Part 5: Professional Fees and Expenses

			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
a.	Debtor's professional fees & expenses (bankruptcy) *Aggregate Total*		$0	$0	$0	$0
	Itemized Breakdown by Firm					
	Firm Name	Role				
i			$0	$0	$0	$0
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				Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
b.	Debtor's professional fees & expenses (nonbankruptcy) *Aggregate Total*			$0	$0	$0	$0
	Itemized Breakdown by Firm						
		Firm Name	Role				
	i			$0	$0	$0	$0
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Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

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c.	All professional fees and expenses (debtor & committees)			$0	$0	$0	$0

Part 6: Postpetition Taxes	**Current Month**	**Cumulative**
a. Postpetition income taxes accrued (local, state, and federal)	$0	$0
b. Postpetition income taxes paid (local, state, and federal)	$0	$0
c. Postpetition employer payroll taxes accrued	$0	$0
d. Postpetition employer payroll taxes paid	$0	$0
e. Postpetition property taxes paid	$0	$0
f. Postpetition other taxes accrued (local, state, and federal)	$0	$0
g. Postpetition other taxes paid (local, state, and federal)	$0	$0

Part 7: Questionnaire - During this reporting period:

a. Were any payments made on prepetition debt? (if yes, see Instructions)   Yes ○   No ◉

b. Were any payments made outside the ordinary course of business
without court approval? (if yes, see Instructions)   Yes ○   No ◉

c. Were any payments made to or on behalf of insiders?   Yes ○   No ◉

d. Are you current on postpetition tax return filings?   Yes ◉   No ○

e. Are you current on postpetition estimated tax payments?   Yes ◉   No ○

f. Were all trust fund taxes remitted on a current basis?   Yes ◉   No ○

g. Was there any postpetition borrowing, other than trade credit?
(if yes, see Instructions)   Yes ○   No ◉

h. Were all payments made to or on behalf of professionals approved by
the court?   Yes ○   No ○   N/A ◉

i. Do you have: Worker's compensation insurance?   Yes ◉   No ○

                              If yes, are your premiums current?   Yes ◉   No ○   N/A ○   (if no, see Instructions)

                         Casualty/property insurance?   Yes ◉   No ○

                              If yes, are your premiums current?   Yes ◉   No ○   N/A ○   (if no, see Instructions)

                         General liability insurance?   Yes ◉   No ○

                              If yes, are your premiums current?   Yes ◉   No ○   N/A ○   (if no, see Instructions)

j. Has a plan of reorganization been filed with the court?   Yes ◉   No ○

k. Has a disclosure statement been filed with the court?   Yes ◉   No ○

l. Are you current with quarterly U.S. Trustee fees as
set forth under 28 U.S.C. § 1930?   Yes ◉   No ○

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

Part 8: Individual Chapter 11 Debtors (Only)

a.	Gross income (receipts) from salary and wages	$0
b.	Gross income (receipts) from self-employment	$0
c.	Gross income from all other sources	$0
d.	Total income in the reporting period (a+b+c)	$0
e.	Payroll deductions	$0
f.	Self-employment related expenses	$0
g.	Living expenses	$0
h.	All other expenses	$0
i.	Total expenses in the reporting period (e+f+g+h)	$0
j.	Difference between total income and total expenses (d-i)	$0
k.	List the total amount of all postpetition debts that are past due	$0

l.   Are you required to pay any Domestic Support Obligations as defined by 11 U.S.C § 101(14A)?   Yes ○   No ◉

m.   If yes, have you made all Domestic Support Obligation payments?   Yes ○   No ○   N/A ◉

Privacy Act Statement

28 U.S.C. § 589b authorizes the collection of this information, and provision of this information is mandatory under 11 U.S.C. §§ 704, 1106, and 1107. The United States Trustee will use this information to calculate statutory fee assessments under 28 U.S.C. § 1930(a)(6). The United States Trustee will also use this information to evaluate a chapter 11 debtor's progress through the bankruptcy system, including the likelihood of a plan of reorganization being confirmed and whether the case is being prosecuted in good faith. This information may be disclosed to a bankruptcy trustee or examiner when the information is needed to perform the trustee's or examiner's duties or to the appropriate federal, state, local, regulatory, tribal, or foreign law enforcement agency when the information indicates a violation or potential violation of law. Other disclosures may be made for routine purposes. For a discussion of the types of routine disclosures that may be made, you may consult the Executive Office for United States Trustee's systems of records notice, UST-001, "Bankruptcy Case Files and Associated Records." *See* 71 Fed. Reg. 59,818 et seq. (Oct. 11, 2006). A copy of the notice may be obtained at the following link: http://www.justice.gov/ust/eo/rules_regulations/index.htm. Failure to provide this information could result in the dismissal or conversion of your bankruptcy case or other action by the United States Trustee. 11 U.S.C. § 1112(b)(4)(F).

I declare under penalty of perjury that the foregoing Monthly Operating Report and its supporting documentation are true and correct and that I have been authorized to sign this report on behalf of the estate.

/s/ John Halloran   John Halloran
Signature of Responsible Party   Printed Name of Responsible Party

Deputy Chief Restructuring Officer   07/20/2023
Title   Date

UST Form 11-MOR (12/01/2021)   9

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456



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Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456



Bankruptcy1to50



Bankruptcy51to100



NonBankruptcy1to50



NonBankruptcy51to100

UST Form 11-MOR (12/01/2021)   11

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456



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**IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE**

In re:	Chapter 11
PLX PHARMA WINDDOWN CORP., *et al.*,[1]	Case No. 23-10456 (MFW)
Debtors.	(Jointly Administered)

NOTES TO MONTHLY OPERATING REPORT

On April 13, 2023 (the "**Petition Date**"), the above-captioned debtors and debtors in possession (the "**Debtors**") filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "**Bankruptcy Court**"). Please be advised that the accompanying monthly operating report and the exhibits thereto (the "**MOR**") are unaudited, preliminary, and may not comply with generally accepted accounting principles in the United States of America ("**U.S. GAAP**") in all material respects.

The Debtors historically prepared consolidated quarterly and annual financial statements that were audited annually. The last full year SEC-filed audit was for calendar year 2021. There were subsequent 10-Q reports filed through Q3 2022. The Debtors historically report their financial position on a consolidated basis. The MOR generally reflects the operations and financial position of the Debtors on a non-consolidated basis. Accordingly, the amounts listed in the MOR will likely differ, at times materially, from the historic consolidated financial reports. PLx Pharma Inc.'s only asset and liabilities are its investment in PLx Opco Inc.

Amounts listed in the MOR for prepetition secured debt are consistent with the amounts set forth in the *Debtors' Motion for Entry of (A) Order (I) Approving Bidding Procedures in Connection With Sale of Assets of the Debtors and Related Bid Protections, (II) Approving Form and Manner of Notice, (III) Scheduling Auction and Sale Hearing, (IV) Authorizing Procedures Governing Assumption and Assignment of Certain Contracts and Unexpired Leases, and (V) Granting Related Relief; and (B) Order (I) Approving Asset Purchase Agreement, and (II) Authorizing Sale Free and Clear of all Liens, Claims, Encumbrances, and Other Interests* [Docket No. 19] (the "**Bidding Procedures Motion**") and the order entered by the Court approving the Bidding Procedures [Docket No. 101] (the "**Bidding Procedures Order**") and subject to reconciliation, as set forth therein. Such reconciliation remained ongoing as of April 30, 2023.

The MOR is limited in scope, covers a limited time period, and has been prepared solely for the purpose of complying with the reporting requirements of the Bankruptcy Code and the

---

[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are PLx Pharma Winddown Corp. (5704) and PLx Opco Winddown Corp. (6588). The mailing address for each of the Debtors is 8 The Green, Suite #11895 Dover, DE 19901.

United States Trustee. The unaudited financial statements have been derived from the Debtors' books and records. The information presented herein has not been subjected to all procedures that would typically be applied to financial information presented in accordance with U.S. GAAP. Upon the application of such procedures, the financial information could be subject to changes, and these changes could be material. The information furnished in the MOR includes normal recurring adjustments, but does not include all of the adjustments that would typically be made for interim financial statements in accordance with U.S. GAAP.

Given the complexity of the Debtors' business, inadvertent errors, omissions or over-inclusions may have occurred. Accordingly, the Debtors hereby reserve the right to amend or supplement the MOR, if necessary, but shall be under no obligation to do so.

Accrual Basis

PLx Pharma Winddown Corp.
Balance Sheet
June 30, 2023

	June 30, 2023
ASSETS	
Other Assets	
1900 - Investment in PLx Opco	-11,707,473.33
Total Other Assets	-11,707,473.33
TOTAL ASSETS	**-11,707,473.33**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
2700 - Dividend Liability	128,721.87
2800 - Series A Preferred Stock	10,578,596.10
2900 - Series B Preferred Stock	1,950,648.56
Total Long Term Liabilities	12,657,966.53
Total Liabilities	12,657,966.53
Equity	
3000 - Common Stock	30,564.92
3200 - Add'l Paid in Capital	186,925,160.40
3300 - Retained Earnings	-211,321,165.18
Total Equity	-24,365,439.86
TOTAL LIABILITIES & EQUITY	**-11,707,473.33**

Accrual Basis

PLx Pharma Winddown Corp.
Profit & Loss
June 2023

Page 1 of 1

	June 23
Income	0.00
Expense	
8500 - Equity Gains(losses) sub	228,751.37
Total Expense	228,751.37
Net Income	**-228,751.37**

PLx Pharma Winddown Corp.
Statement of Receipts & Disbursements June 1st - June 30th 2023

Name	Description	Amount
Cash Proceeds:		
	Sales	$0.00
	Interest	$0.00
	Total Cash Receipts	**$0.00**
Cash Disbursements:		
		$0.00
		$0.00
	Total Cash Disbursements	**$0.00**

UNITED STATES BANKRUPTCY COURT

DISTRICT OF   DELAWARE

In Re. PLx Opco Winddown Corp.

§
§
§
§

_____
Debtor(s)

Case No.   23-10457

Lead Case No.   23-10456

☒ Jointly Administered

Monthly Operating Report

Chapter 11

Reporting Period Ended: 06/30/2023

Petition Date: 04/13/2023

Months Pending: 3

Industry Classification: | 3 | 2 | 5 | 4 |

Reporting Method: Accrual Basis ◉   Cash Basis ○

Debtor's Full-Time Employees (current):   0

Debtor's Full-Time Employees (as of date of order for relief):   6

Supporting Documentation (check all that are attached):

(For jointly administered debtors, any required schedules must be provided on a non-consolidated basis for each debtor)

☒   Statement of cash receipts and disbursements
☒   Balance sheet containing the summary and detail of the assets, liabilities and equity (net worth) or deficit
☒   Statement of operations (profit or loss statement)
☐   Accounts receivable aging
☐   Postpetition liabilities aging
☐   Statement of capital assets
☒   Schedule of payments to professionals
☒   Schedule of payments to insiders
☐   All bank statements and bank reconciliations for the reporting period
☐   Description of the assets sold or transferred and the terms of the sale or transfer

/s/ Shane M. Reil
Signature of Responsible Party

Shane M. Reil
Printed Name of Responsible Party

07/20/2023
Date

1000 North King Street, Wilmington, DE 19801
Address

STATEMENT: This Periodic Report is associated with an open bankruptcy case; therefore, Paperwork Reduction Act exemption 5 C.F.R. § 1320.4(a)(2) applies.

UST Form 11-MOR (12/01/2021)   1

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

Part 1: Cash Receipts and Disbursements	Current Month	Cumulative
a. Cash balance beginning of month	$9,225,288	
b. Total receipts (net of transfers between accounts)	$45,388	$258,920
c. Total disbursements (net of transfers between accounts)	$1,420,964	$1,825,620
d. Cash balance end of month (a+b-c)	$7,849,711	
e. Disbursements made by third party for the benefit of the estate	$0	$0
f. Total disbursements for quarterly fee calculation (c+e)	$1,420,964	$1,825,620

Part 2: Asset and Liability Status (Not generally applicable to Individual Debtors. See Instructions.)	Current Month
a. Accounts receivable (total net of allowance)	$0
b. Accounts receivable over 90 days outstanding (net of allowance)	$0
c. Inventory (Book ⦿ Market ◯ Other ◯ (attach explanation))	$0
d Total current assets	$8,439,295
e. Total assets	$8,439,295
f. Postpetition payables (excluding taxes)	$489,920
g. Postpetition payables past due (excluding taxes)	$0
h. Postpetition taxes payable	$0
i. Postpetition taxes past due	$0
j. Total postpetition debt (f+h)	$489,920
k. Prepetition secured debt	$0
l. Prepetition priority debt	$0
m. Prepetition unsecured debt	$12,533,003
n. Total liabilities (debt) (j+k+l+m)	$13,022,923
o. Ending equity/net worth (e-n)	$-4,583,628

Part 3: Assets Sold or Transferred	Current Month	Cumulative
a. Total cash sales price for assets sold/transferred outside the ordinary course of business	$0	$100,000
b. Total payments to third parties incident to assets being sold/transferred outside the ordinary course of business	$0	$0
c. Net cash proceeds from assets sold/transferred outside the ordinary course of business (a-b)	$0	$100,000

Part 4: Income Statement (Statement of Operations) (Not generally applicable to Individual Debtors. See Instructions.)	Current Month	Cumulative
a. Gross income/sales (net of returns and allowances)	$0	
b. Cost of goods sold (inclusive of depreciation, if applicable)	$9,795	
c. Gross profit (a-b)	$-9,795	
d. Selling expenses	$0	
e. General and administrative expenses	$291,079	
f. Other expenses	$0	
g. Depreciation and/or amortization (not included in 4b)	$0	
h. Interest	$-37,674	
i. Taxes (local, state, and federal)	$0	
j. Reorganization items	$34,449	
k. Profit (loss)	$-228,751	$-585,011

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

Part 5: Professional Fees and Expenses

			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
a.	Debtor's professional fees & expenses (bankruptcy) *Aggregate Total*		$508,239	$543,472	$508,239	$543,472
	Itemized Breakdown by Firm					
	Firm Name	Role				
i	Donlin, Recano & Co	Other	$58,514	$58,514	$58,514	$58,514
ii	SierraConstellation Partners LL	Financial Professional	$67,004	$102,237	$67,004	$102,237
iii	Olshan Frome Wolosky LLP	Lead Counsel	$161,857	$161,857	$161,857	$161,857
iv	Young Conaway Stargatt & Tay	Local Counsel	$220,865	$220,865	$220,865	$220,865
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UST Form 11-MOR (12/01/2021)

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

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				Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
b.	Debtor's professional fees & expenses (nonbankruptcy) *Aggregate Total*			$3,567	$3,567	$3,567	$3,567
	Itemized Breakdown by Firm						
	Firm Name		Role				
i	Foley & Lardner LLP		Other	$3,567	$3,567	$3,567	$3,567
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Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

	xcix						
	c						
c.	All professional fees and expenses (debtor & committees)		$511,806		$547,039	$511,806	$547,039

Part 6: Postpetition Taxes	Current Month	Cumulative
a. Postpetition income taxes accrued (local, state, and federal)	$2,000	$2,000
b. Postpetition income taxes paid (local, state, and federal)	$0	$0
c. Postpetition employer payroll taxes accrued	$0	$0
d. Postpetition employer payroll taxes paid	$3,544	$7,765
e. Postpetition property taxes paid	$0	$0
f. Postpetition other taxes accrued (local, state, and federal)	$0	$0
g. Postpetition other taxes paid (local, state, and federal)	$0	$0

Part 7: Questionnaire - During this reporting period:

a. Were any payments made on prepetition debt? (if yes, see Instructions)   Yes ● No ○

b. Were any payments made outside the ordinary course of business without court approval? (if yes, see Instructions)   Yes ○ No ●

c. Were any payments made to or on behalf of insiders?   Yes ● No ○

d. Are you current on postpetition tax return filings?   Yes ● No ○

e. Are you current on postpetition estimated tax payments?   Yes ● No ○

f. Were all trust fund taxes remitted on a current basis?   Yes ● No ○

g. Was there any postpetition borrowing, other than trade credit? (if yes, see Instructions)   Yes ○ No ●

h. Were all payments made to or on behalf of professionals approved by the court?   Yes ○ No ○ N/A ●

i. Do you have: Worker's compensation insurance?   Yes ● No ○

If yes, are your premiums current?   Yes ● No ○ N/A ○ (if no, see Instructions)

Casualty/property insurance?   Yes ● No ○

If yes, are your premiums current?   Yes ● No ○ N/A ○ (if no, see Instructions)

General liability insurance?   Yes ● No ○

If yes, are your premiums current?   Yes ● No ○ N/A ○ (if no, see Instructions)

j. Has a plan of reorganization been filed with the court?   Yes ● No ○

k. Has a disclosure statement been filed with the court?   Yes ● No ○

l. Are you current with quarterly U.S. Trustee fees as set forth under 28 U.S.C. § 1930?   Yes ● No ○

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

Part 8: Individual Chapter 11 Debtors (Only)

a.	Gross income (receipts) from salary and wages	$0
b.	Gross income (receipts) from self-employment	$0
c.	Gross income from all other sources	$0
d.	Total income in the reporting period (a+b+c)	$0
e.	Payroll deductions	$0
f.	Self-employment related expenses	$0
g.	Living expenses	$0
h.	All other expenses	$0
i.	Total expenses in the reporting period (e+f+g+h)	$0
j.	Difference between total income and total expenses (d-i)	$0
k.	List the total amount of all postpetition debts that are past due	$0

l. Are you required to pay any Domestic Support Obligations as defined by 11   Yes ◯ No ◉
    U.S.C § 101(14A)?

m. If yes, have you made all Domestic Support Obligation payments?   Yes ◯ No ◯ N/A ◉

Privacy Act Statement

28 U.S.C. § 589b authorizes the collection of this information, and provision of this information is mandatory under 11 U.S.C. §§ 704, 1106, and 1107. The United States Trustee will use this information to calculate statutory fee assessments under 28 U.S.C. § 1930(a)(6). The United States Trustee will also use this information to evaluate a chapter 11 debtor's progress through the bankruptcy system, including the likelihood of a plan of reorganization being confirmed and whether the case is being prosecuted in good faith. This information may be disclosed to a bankruptcy trustee or examiner when the information is needed to perform the trustee's or examiner's duties or to the appropriate federal, state, local, regulatory, tribal, or foreign law enforcement agency when the information indicates a violation or potential violation of law. Other disclosures may be made for routine purposes. For a discussion of the types of routine disclosures that may be made, you may consult the Executive Office for United States Trustee's systems of records notice, UST-001, "Bankruptcy Case Files and Associated Records." *See* 71 Fed. Reg. 59,818 et seq. (Oct. 11, 2006). A copy of the notice may be obtained at the following link: http://www.justice.gov/ust/eo/rules_regulations/index.htm. Failure to provide this information could result in the dismissal or conversion of your bankruptcy case or other action by the United States Trustee. 11 U.S.C. § 1112(b)(4)(F).

I declare under penalty of perjury that the foregoing Monthly Operating Report and its supporting documentation are true and correct and that I have been authorized to sign this report on behalf of the estate.

/s/ John Halloran   John Halloran
Signature of Responsible Party   Printed Name of Responsible Party

Deputy Chief Restructuring Officer   07/20/2023
Title   Date

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457



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IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
PLX PHARMA WINDDOWN CORP., *et al.*,[1]	Case No. 23-10456 (MFW)
Debtors.	(Jointly Administered)

NOTES TO MONTHLY OPERATING REPORT

On April 13, 2023 (the "**Petition Date**"), the above-captioned debtors and debtors in possession (the "**Debtors**") filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "**Bankruptcy Court**"). Please be advised that the accompanying monthly operating report and the exhibits thereto (the "**MOR**") are unaudited, preliminary, and may not comply with generally accepted accounting principles in the United States of America ("**U.S. GAAP**") in all material respects.

The Debtors historically prepared consolidated quarterly and annual financial statements that were audited annually. The last full year SEC-filed audit was for calendar year 2021. There were subsequent 10-Q reports filed through Q3 2022. The Debtors historically report their financial position on a consolidated basis. The MOR generally reflects the operations and financial position of the Debtors on a non-consolidated basis. Accordingly, the amounts listed in the MOR will likely differ, at times materially, from the historic consolidated financial reports. PLx Pharma Inc.'s only asset and liabilities are its investment in PLx Opco Inc.

Amounts listed in the MOR for prepetition secured debt are consistent with the amounts set forth in the *Debtors' Motion for Entry of (A) Order (I) Approving Bidding Procedures in Connection With Sale of Assets of the Debtors and Related Bid Protections, (II) Approving Form and Manner of Notice, (III) Scheduling Auction and Sale Hearing, (IV) Authorizing Procedures Governing Assumption and Assignment of Certain Contracts and Unexpired Leases, and (V) Granting Related Relief; and (B) Order (I) Approving Asset Purchase Agreement, and (II) Authorizing Sale Free and Clear of all Liens, Claims, Encumbrances, and Other Interests* [Docket No. 19] (the "**Bidding Procedures Motion**") and the order entered by the Court approving the Bidding Procedures [Docket No. 101] (the "**Bidding Procedures Order**") and subject to reconciliation, as set forth therein. Such reconciliation remained ongoing as of April 30, 2023.

The MOR is limited in scope, covers a limited time period, and has been prepared solely for the purpose of complying with the reporting requirements of the Bankruptcy Code and the

---

[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are PLx Pharma Winddown Corp. (5704) and PLx Opco Winddown Corp. (6588). The mailing address for each of the Debtors is 8 The Green, Suite #11895 Dover, DE 19901.

United States Trustee. The unaudited financial statements have been derived from the Debtors' books and records. The information presented herein has not been subjected to all procedures that would typically be applied to financial information presented in accordance with U.S. GAAP. Upon the application of such procedures, the financial information could be subject to changes, and these changes could be material. The information furnished in the MOR includes normal recurring adjustments, but does not include all of the adjustments that would typically be made for interim financial statements in accordance with U.S. GAAP.

Given the complexity of the Debtors' business, inadvertent errors, omissions or over-inclusions may have occurred. Accordingly, the Debtors hereby reserve the right to amend or supplement the MOR, if necessary, but shall be under no obligation to do so.

PLx Opco Winddown Corp.
June 30, 2023 MOR

EXPLANATORY NOTE- Part 7, item h

The debtors inadvertently paid Foley for post-petition services before meeting the requirements of the OCP order. Foley was approved as an OCP on June 28, 2023.

Accrual Basis

PLx Opco Winddown Corp
Balance Sheet
As of June 30, 2023

	Jun 30, 23
ASSETS	
Current Assets	
Checking/Savings	
1108 · SVB - Checking	238,361.23
1109 · SVB - Money Market	7,611,350.07
Total Checking/Savings	7,849,711.30
Accounts Receivable	
1114 · AR - Due from Vendor	13,408.00 *
Total Accounts Receivable	13,408.00
Other Current Assets	
1302 · Vendor Deposit	4,154.00
1301 · Prepaid Expenses	554,986.64
1300 · S/T Security Deposits	17,035.50
Total Other Current Assets	576,176.14
Total Current Assets	8,439,295.44
TOTAL ASSETS	**8,439,295.44**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable.	6,761,645.62
Total Accounts Payable	6,761,645.62
Other Current Liabilities	
2321 · Sales Allowance - Coupons	2,685.71
2303 · Lease Liability - ST	76,889.25
2020 · Accrued Liabilities	6,181,702.67
Total Other Current Liabilities	6,261,277.63
Total Current Liabilities	13,022,923.25
Total Equity	-4,583,627.81
TOTAL LIABILITIES & EQUITY	**8,439,295.44**

*   **Amount due from Insurance Broker for insurance cancellation due to Vazalore sale**

Page 1 of 1

Accrual Basis

PLx Opco Winddown Corp

Profit Loss

June 2023

	June 23
Ordinary Income/Expense	
Cost of Goods Sold	9,795.00
Gross Profit	-9,795.00
Expense	
7000 · OPERATING EXPENSES	
7001 · Accounting - Audit & Tax	10,000.00
7002 · Accounting - Support	2,856.29
7005 · Bank Service Charge	2,392.45
7830 · Consultants & Professional Svcs	19,935.48
7820 · IR & Corporate Communications	15,723.00
7006 · Directors Fees	22,500.00
7112 · Dues/Subscriptions/Books	412.61
7100 · Facilities	11,791.83
7200 · Insurance	48,879.26
7111 · IT Support	5,964.00
7500 · Marketing	426.50
7108 · Office Supplies/Expenses	1,313.61
7600 · Payroll Expenses	146,105.60
7110 · Postage and Delivery	20.50
7850 · Franchise & Other Taxes	2,000.00
7700 · Travel & Entertainment	758.10
Total 7000 · OPERATING EXPENSES	291,079.23
Total Expense	291,079.23
Net Ordinary Income	-300,874.23
Other Income/Expense	
Other Income	
8000 · Int Income	37,674.20
Total Other Income	37,674.20
Other Expense	
8160 · Reorganization Professional Fee	-34,448.66 *
Total Other Expense	-34,448.66
Net Other Income	72,122.86
Net Income	**-228,751.37**

*   **Represents current month costs of $204,407 offset by a reclass for retainers of $238,855**

PLx Opco Winddown Corp.
Payments on pre-petition liabilities June 1st - June 30th 2023

Date	Recipient	Reason	Cash Amount	Application of deposit
06/02/2023	Inmar Brand Solutions, Inc	Customer Programs	$372.91	
06/09/2023	Inmar Brand Solutions, Inc	Customer Programs		$371.79
06/16/2023	Inmar Brand Solutions, Inc	Customer Programs		$356.00
06/23/2023	Inmar Brand Solutions, Inc	Customer Programs		$361.71
06/30/2023	Inmar Brand Solutions, Inc	Customer Programs		$378.79
	Total Payments on pre-petition liabilities		**$372.91**	**$1,468.29**

PLx Opco Winddown Corp.
Payments to Insiders June 1st - June 30th 2023

Date	Recipient	Reason	Amount
06/09/2023	Natasha Giordano	Expense reimbursement	$45.54
06/23/2023	Natasha Giordano	Expense reimbursement	$200.59
06/29/2023	Natasha Giordano	Expense reimbursement	$45.54
06/09/2023	Rita O'Connor	Expense reimbursement	$76.51
06/29/2023	Rita O'Connor	Expense reimbursement	$73.48
06/09/2023	Steve Valentino	Expense reimbursement	$532.11
06/21/2023	Natasha Giordano	Gross Wages	$52,200.00
06/21/2023	Rita O'Connor	Gross Wages	$38,100.00
06/21/2023	Steve Valentino	Gross Wages	$13,738.54
06/29/2023	Natasha Giordano	Board Fees	$11,250.00
06/29/2023	Gary Balkema	Board Fees	$11,250.00
06/29/2023	Kirk K. Calhoun	Board Fees	$11,250.00
06/29/2023	Robert D. Casale	Board Fees	$11,250.00
06/29/2023	Mike Valentino	Board Fees	$22,500.00
		Total Payments to Insiders	**$172,266.18**

PLx Opco Winddown Corp.
Payments to Professionals June 1st - June 30th 2023

Date	Recipient	Reason	Amount
06/09/2023	Donlin, Recano & Co	April 2023 post-petition services	$25,032.15
06/23/2023	Donlin, Recano & Co	May 2023 post-petition services	$33,481.42
06/06/2023	Raymond James	Transaction fee to be held in escrow	$606,887.88
06/09/2023	SierraConstellation Partners	May 2023 post-petition services	$67,004.00
06/15/2023	Olshan Frome Wolosky LLP	April 2023 post-petition services	$63,383.44
06/15/2023	Young Conaway Stargatt & Taylor, LLP	April 2023 post-petition services	$90,153.20
06/29/2023	Young Conaway Stargatt & Taylor, LLP	May 2023 post-petition services	$130,711.35
06/29/2023	Olshan Frome Wolosky LLP	May 2023 post-petition services	$98,473.20
		Total Payments to Professionals	**$1,115,126.64**

PLx Opco Winddown Corp.
Statement of Receipts & Disbursements June 1st - June 30th 2023

Name	Description	Amount
Cash Proceeds:		
	Sales	$0.00
	Interest	$37,674.20
	Other (Call center & Flywheel reimbursement from Greenwood, COBRA payment & Zoom Refund)	$7,713.49
	Total Cash Receipts	**$45,387.69**
Cash Disbursements:		
	Payroll & Benefits	$156,863.98
	Operating Expenses	$148,600.46
	Customer Programs	$372.91
	Professional fees	$1,115,126.64
	Total Cash Disbursements	**$1,420,963.99**
Bank Balance:	Operating Account (4874)	$250,000.00
	Money Market Account (3433)	$7,611,713.84
	Total Bank Balance	**$7,861,713.84**
	Payments not cleared	$12,002.54
	Book Cash Balance	**$7,849,711.30**